Park Sutton Securities, LLC
Statement of Financial Condition
December 31, 2015

<u>Assets</u>

Current assets

Cash and equivalents	$	1,433,208
Accounts receivable		11,271
Prepaid expenses		44,656
Total current assets		1,489,135

Property and equipment

Office automation equipment		50,118
Accumulated depreciation		(9,643)
Net property and equipment		40,475

Other assets

Security deposit		23,333
Total assets	$	1,552,943

<u>Liabilities and Member's Equity</u>

Current liabilities

Accounts payable	$	4,452
Accrued liabilities		298,598
Total current liabilities		303,050

Member's Equity 1,249,893

Total liabilities and member's equity	$	1,552,943

See report of independent registered public accounting firm and notes to financial statements.